Uber, blockchain & AI had a mortgage baby



beemortgageapp.com   Ponte Vedra Beach, FL   🐦 in ▶ f 📷 🔗

Technology   Female Founder   Minority Founder

Mobile Apps   Home Tech

Highlights

1. $2.5M+ raised • 2 Trademarks • Licensed in FL, IN, CO, MT, SC and opening more states now

2. Verified pre-approvals <8½ minutes • 3x faster than Rocket Mortgage • Can close in less than 2 weeks

3. Lean & eff'in mean: $124,000 raise = 16 months of runway (burning $7,500/mo)

4. Featured NBC News, Washington Post, Bankrate, TD Ameritrade TV, Housingwire, TIME, Business Insider

5. Team experienced in mobile app dev, mortgage lending, real estate and blockchain/AI/ML automation

6. Innovation with broad social impact + women & minority founded

7. Mobile innovation for $3.1 Trillion market

8. Known for • Instant pre-approvals • Low rates • Fast closings

Featured Investor



Chad Stutsman
Syndicate Lead   Follow   Invested $97,777 ⓘ

"I was introduced to Curtis a few years ago and absolutely loved his brilliant idea to revolutionize the mortgage industry! My wife and I own a dental practice and we have been wanting to invest in a startup with potential and we

found that, and more, with Bee! I love the ability to be approved for a loan in just minutes and closing in as little as 2 weeks....genius! Looking forward to the future and the domination of the mortgage industry! Let's go!"

Our Team



Curtis Wood   Co-founder & CEO

Licensed Mortgage Loan Originator NMLS 1308125 | Developer | Certified blockchain expert | Previous: TIAA Bank, PHH Mortgage, iMobile3

Bee is a mortgage app founded by one husband, a wife and a couch surfer 🏄 who believed they could improve the wealth gap by making mortgages simple, affordable, and accessible to everyone.



Cynthia Wood   Co-founder & COO

Designer & Developer | Top ranking woman in blockchain | Certified blockchain expert | Previous: Harden



Matt Offers   Co-founder & CTO

As CTO, Matt oversees all technical responsibilities for Bee's products development. Previous: Optimal Blue, Pavaso.



Scott Miller   Board Member

Co-founder & Vice Chairman, BillGO. With a Masters in Accounting along with 2 successful exits to date and his current company a unicorn, Scott brings expertise to Bee's board vital to guiding leadership on strategy and execution.



Bryan Schroeder   Board Member

Director, Global Marketing Solutions at Meta (previously Facebook). One of the world's top social media user engagement data scientists, Bryan provides expert user engagement advise to the product development team. Previous: Yahoo!, WebOS, and 3Com.



Mindy Barker   CFO & Advisor

Mindy serves as an advisor and Bee's fractional CFO and has years of financial officer experience in addition to being a published author and member of the Seattle Angels.



Brian Catron   Board Member

Start-up expert with multiple 7-figure exits. Currently managing multi-million business across multiple states.



Ken Allen   Board Member

20+ years senior level risk management, fraud, digital ID, KYC/AML expert. Held senior level positions at Western Union, Capital One, and Equifax. Led rollout of The Work Number.

"This is Uber for the mortgage industry!"

The only thing home buyers need, an app. None of the calls or pressure.



> "I didn't have to talk anybody. I didn't have to grab any of my bank statements or investment accounts - not a single piece of paper... And I had my pre-approval letter in less than 10 minutes after I downloaded the app." - Mark

Using smart contracts and AI, Bee can fully pre-approve a home buyer in less than 8.5 minutes *with* verified income and assets, without any human involvement or pesky phone calls. (Currently testing with beta audience.)

Pre-approval in minutes, any time of [your] day

- Instant decision with verified credit, income, and assets
- Customize and generate a new pre-approval letter on the fly

Get a loan on your terms

- No hassle or pressure from a salesperson
- Track and manage your loan every step of the way all from your phone

100% mobile experience, from shopping through closing



Researching	Making Offers	Processing & Closing
See how much home you can afford and get a real, personalized rate.	Your credit, income, and assets are verified instantly when applying for a pre-approval letter.	Track your loan every step of the way. Even closing is done on mobile.

Everything from rate shopping through closing can be done from your couch. Getting pre-approved is as easy as answering a simple set of questions. Bee will keep you updated through the rest of the underwriting process and you'll finish with a virtual closing. It feels like you're being guided through the process by an expert, just without the pesky phone calls and emails.

Web3 automation streamlines the process and reduces the cost of loan origination

SIMPLE & CONVENIENT   • STREAMLINED PROCESSING   BUILT ON AI & BLOCKCHAIN   MISSION-DRIVEN

Bee's intelligent loan processing sets up our borrowers and employees for success



Our tech does the heavy lifting, so that our employees can work efficiently and our customers can focus on finding their new home.

> *Borrower data is automated, AI processed and smart contract approved.*

How does this compare with the competition?



Bee can fully pre-approve a home buyer 300% faster than Rocket Mortgage. In just a few minutes, as opposed to est. 45 minutes.

Bee-cause of this cool tech, we estimate Bee will close loans 14 days faster than the industry average - at 1/3 of the cost.

Bee has 3 things other lenders do not:

1. A mobile app providing users a new mobile UX customers compare to Uber.

2. Web3 technology powering the mobile app and acquiring customers at 1/3 the cost of competitors.

3. A go-to-market opportunity similar to Uber and unique to Bee.

Here's what we've accomplished since we launched



2019 Idea & Research



Idea for a mortgage app powered by AI & smart contracts instead of loan officers and processors (the 1st & 3rd biggest cost to originate a mortgage)

Talked with some buddies in the industry and no one was focused on blockchain, AI or a mobile UX

Plowed Cynthia with lot's of wine and talked her into letting me resign from my 6-figure/yr job at the bank to start Bee

Incorporated

Applied for trademark

Designed data automation and applied for provisional patent

2020 $300k Pre-seed



Avengers dev team Assembled

Released Version 1.0, an easy to use buying calculator

App featured in national news media

Launched initial branding phase of Bee as a home buyer's app

10,000+ 1.0 app DLs

2021 Major Development Year



Scaled dev team

Obtained Florida
mortgage license

$3M Seed round
(partly on Wefunder)

Developed and tested all
automation for pre-
approval sequence

Prepared for A round

2022 Product Success



Q1 Private beta:
Bee fully pre-
approves a
borrower *with*
verified income and
assets in less than
8.5 minutes (300%
faster than Rocket
Mortgage), with NO
human task
management

Major advertising launch
on Facebook, Instagram,
LinkedIn, Twitter,
YouTube, TikTok

Featured in major media
outlets for product
features and expert
market commentary

Begin generating
small revenue from
closed loans

Branding Bee for instant
pre-approvals, low rates
and fast closings via
actual mortgage
customers

2023 Marketing Through Storm



Trademark BEE in two classes: 9 - Downloadable Software & 36 - Mortgage Lending

Bee reduces overhead, cuts costs, and prepares for a nuclear mortgage winter

Major marketing performance improvements

SEO: Bee ranked very highly on page 1 on 100+ high value keywords on Google, Yahoo and Bing

Bee survives 2023 with ad channels running all year

Meta Ads

Page likes	+1,210 (1st month: 32)
Post engagement	+22,884 (1st month: 300)
Page engagement	+23,854 (1st month: 92)
Link clicks	+3,276 (1st month: 191)
Reach	+97,751 (1st month: 6,656)

Facebook

Followers	+1,343	89%
Reach	+54,046	20%

Instagram

Followers	+45	20%

YouTube

Views	+16,800	282%
Watch time	+166.6	88%
Subscribers	+29	0%

2023 ends with MAJOR market improvements



7.00%

6.50%

6.00%



Inflation is down



Mortgage rates are dropping causing
Bee's revenue to grow as people take
advantage of lower rates



Sam Altman, CEO of OpenAI, talks about the single greatest quality for a
startup founder to have: determination.

List of all the lenders who went out of business, did massive layoffs, or got acquired at a fire sale.

2023 MAJOR wins

✓ **Inflation and mortgage rates are falling**
= lot's of new loan volume and revenue next year

✓ **Bee weathered the storm of 2023**
While many others did not, thinning the heard

✓ **Bee marketed throughout the entire year**
Giving us a major advantage over those who didn't

As Sam Altman says, "the most underrated quality of all is being really determined."

We were determined this year to make it - for our mission, each other, and our investors - no matter what, and we did.

Team

Leadership

Curtis Wood	Cynthia Wood	Matt Offers	Mindy Barker	Phinx Lab
CEO & CO-FOUNDER BOARD CHAIRMAN NMLS 130812S	COO & CO-FOUNDER BOARD SECRETARY	VP OF PRODUCT & CO-FOUNDER BOARD MEMBER	CFO & ADVISOR	DEVELOPMENT PARTNER

Sabina Vayner
TRADEMARK ATTORNEY

Yuri Eliezer
PATENT ATTORNEY

Board Members

Scott Miller
Co-Founder, BillGo

Bryan Schroeder
Director, Facebook

Ken Allen
COO, Choice

Brian Catron
Founder & President, Clearwater

Our road to launch 🚀

The Plan

Wefunder Bridge round to extend our runway to



Q3 2024
Complete Our App

Build

• Finish the end-to-end mobile experience
• Refine all automated processes



Q4 2024
Open 7 New States

Test & Iterate

• Acquire customers in new markets
• Test all automation with expansive mortgage data



Series A Round

Cap & Grow

• Capitalize company for more expansion
• Begin transition to direct lender